13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

August 31, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn:                    Joe McCann

Staff Attorney

Division of Corporation Finance

Re:                             Neovasc Inc.

Registration Statement on Form F-3

Filed August 13, 2020

File No. 333-245385

Dear Mr. McCann:

Set forth below is the response of Neovasc Inc. (the “Company”) to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 27, 2020, with respect to the Company’s Registration Statement on Form F-3 (File No. 333-245385).

For the convenience of the Staff, the text of the Commission’s comment in the Comment Letter has been duplicated in bold type to precede the Company’s response.

1.                                      We note that you are registering for sale up to 7,061,856 common shares that are issuable upon the exercise of warrants that you previously issued. Please identify the warrantholders for whom you are registering the common shares underlying the warrants and provide the other disclosure required by Item 9.D. of Form 20-F. Alternatively, please tell us why such disclosure is not required.

Response: The Company respectfully advises the Staff that it does not believe that identification of the holders of the 7,061,856 warrants (the “Warrants”) for which the offer and sale of the underlying common shares is being registered is required by Item 9.D. of Form 20-F.  The offer and sale of the common shares underlying the Warrants previously was registered pursuant to the Company’s registration statement on Form F-10 (No. 333-226013) via prospectus supplements dated January 2, 2020, May 28, 2020, June 15, 2020 and August 11, 2020.  Because the Company no longer meets the eligibility requirements set forth in I.C.(4) of the General Instructions of Form F-10, the Company has included such common shares in this registration statement to maintain the registration of the continuous public offering of the shares under Form F-3.  As such common shares are being offered (and potentially sold) by the Company, and not the holders of the Warrants, the Company does not believe that Item 9.D. of Form 20-F is applicable; future transfers of the overlying Warrants or the underlying common shares will be made pursuant to a valid exemption under the Securities Act and are not covered by this registration statement.

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Please telephone the undersigned at (604) 248-4138 if you have any questions or need any additional information.

Yours very truly,

/s/ Chris Clark
Chris Clark
Chief Financial Officer

cc:                                Alan Campbell (Securities and Exchange Commission)

Michael Hong (Skadden, Arps, Slate, Meagher & Flom LLP)